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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.        )*
Coley Pharmaceutical Group, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
19388P106

(CUSIP Number)
Margaret M. Foran, Esq.
Pfizer Inc.
235 East 42nd Street
New York, NY 10017
Phone (212) 573-2323

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 28, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No.	19388P106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pfizer Inc. 13-5315170

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0 (See Item 5)

Shares	8	Shared Voting Power
Beneficially by
Owned by		24,423,732(1)

Each	9	Sole Dispositive Power
Reporting
Person		0 (See Item 5)

With	10	Shared Dispositive Power

24,423,732(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,423,732(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

91.3%

14	Type of Reporting Person (See Instructions)

CO
(1) Includes 40,048 Shares subject to guaranteed delivery procedures.

CUSIP No.	19388P106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Corvette Acquisition Corp. 26-1590228

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0 (See Item 5)

Shares	8	Shared Voting Power
Beneficially by
Owned by		24,423,732 (1)

Each	9	Sole Dispositive Power
Reporting
Person		0 (See Item 5)

With	10	Shared Dispositive Power

24,423,732 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,423,732 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

91.3%

14	Type of Reporting Person (See Instructions)

CO
(1) Includes 40,048 Shares subject to guaranteed delivery procedures.

CUSIP No.	19388P106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Pfizer Vaccines LLC 26-1318938

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		0 (See Item 5)

Shares	8	Shared Voting Power
Beneficially by
Owned by		24,423,732 (1)

Each	9	Sole Dispositive Power
Reporting
Person		0 (See Item 5)

With	10	Shared Dispositive Power

24,423,732 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person

24,423,732 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

91.3%

14	Type of Reporting Person (See Instructions)

OO
(1) Includes 40,048 Shares subject to guaranteed delivery procedures.

Item 1. Security and Issuer
This statement on Schedule 13D (the “Statement”) related to the Common Stock, $0.01 par value per share, (“Coley Common Shares”) of Coley Pharmaceutical Group, Inc., a Delaware corporation (“Coley”). The principal executive offices of Coley are located at 93 Worcester Street, Suite 101, Wellesley, Massachusetts, 02481. Coley’s telephone number at such address is (781) 431-9000.
Item 2. Identity and Background
This Statement is being filed by Pfizer Inc., a Delaware corporation (“Pfizer”), Pfizer Vaccines LLC, a Delaware limited liability company and direct wholly owned subsidiary of Pfizer, (“Pfizer LLC”), and Corvette Acquisition Corp., a Delaware corporation (“Corvette” and, together with Pfizer and Pfizer LLC, the “Filing Parties”). Corvette is a direct wholly owned subsidiary of Pfizer LLC and an indirect wholly owned subsidiary of Pfizer.
The principal executive offices of Pfizer, Corvette and Pfizer LLC are located at 235 East 42nd Street, New York, NY 10017. Pfizer is a research-based, global pharmaceutical company. Pfizer LLC is Pfizer’s wholly-owned subsidiary that holds Pfizer’s vaccine assets. Corvette was formed by Pfizer and Pfizer LLC to acquire Coley and has not conducted any unrelated activities since its organization.
During the past five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of the directors and executive officers of the Filing Parties, (1) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, U.S. federal and state securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
The aggregate purchase price for the Coley Common Shares tendered in the Offer described in Item 4 below was approximately $190,389,856. The Filing Persons funded the purchase of the Coley Common Shares through Pfizer’s existing cash balances, cash equivalents and currently available sources of credit.
All information contained in the sections entitled “Source and Amount of Funds” of the Offer to Purchase dated November 30, 2007, attached as Exhibit (a)(1)(A) to the Schedule TO-T (“Schedule TO”) filed by Pfizer and Corvette with the Securities and Exchange Commission is incorporated herein by reference.
Item 4. Purpose of Transaction
Pursuant to the Agreement and Plan of Merger, dated November 15, 2007, among Pfizer, Corvette and Coley (“Merger Agreement”), Corvette commenced a tender offer (the “Offer”) to purchase all the outstanding shares of Coley at a price of $8.00 per shares net to seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 30, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (“Offer Price”). The offering period expired at 12:00 midnight, New York City time, on Friday, December 28, 2007, at which time the Filing Persons accepted the approximately 23,798,732 Coley Common Shares that had been validly tendered and not withdrawn in connection with the Offer, including 40,048 Coley Common Shares that are subject to guaranteed delivery procedures, representing, together with shares previously owned by Corvette, approximately 91.3% of the outstanding shares. All shares acquired pursuant to the Offer have been acquired at the Offer Price, for an aggregate purchase amount of approximately $190,389,856.
Corvette made the Offer in order to acquire all the issued and outstanding Coley Common Shares. It is expected that, initially following the merger of Corvette with and into Coley, with Coley being the surviving corporation (the “Merger”), the business and operations of Coley will, except as set forth in the Offer to Purchase, be continued substantially as they were being conducted prior to the Merger. Pfizer will continue to evaluate the business and operations of Coley after the consummation of the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Pfizer intends to review such information as part of a comprehensive review of Coley’s business, operations, capitalization and management with a view of optimizing Coley’s potential in conjunction with Pfizer’s existing business.
Subject to applicable law, Corvette intends to cause Coley to cease to be a reporting issuer under United States securities laws and to apply to delist Coley Common Shares from the NASDAQ Global Market and to cause Coley Common Shares to be deregistered under the Exchange Act as soon as practicable after the completion of the Offer.
All information contained in the sections entitled “The Transaction Documents”, “Purpose of the Offer; Plans for Coley” and “Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.
Except as set forth in this statement (including any information incorporated by reference) and in connection with the transaction described above, none of the Filing Persons has any plan or proposal that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) and (b)
Pfizer, Corvette and Pfizer LLC beneficially own 24,423,732 shares (“Shares”) of Coley Common Stock, representing 91.3 % of the outstanding shares of Coley Common Stock. Pfizer, Corvette and Pfizer LLC each have shared voting and dispositive power of all the Shares.
(c)
Except as set forth in Item 4 of this statement, none of the Filing Parties has effected any transaction in Coley Common Stock during the past 60 days.
(d)
Except as set forth in this Schedule 13D, none of the Filing Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.
(e)
Not applicable.
Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. All information contained in the section of the Offer to Purchase entitled “Background of the Offer” is incorporated herein by reference. Except as disclosed in this Schedule 13D or as set forth in or contemplated in the Merger Agreement and the agreement among Pfizer and stockholders of Coley (the “Tender Agreement”), there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to shares of Coley Common Stock.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1	Agreement and Plan of Merger dated as of November 15, 2007 among Coley Pharmaceutical Group, Inc., Pfizer Inc. and Corvette Acquisition Corp. (incorporated herein by reference to Exhibit (d)(1) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on November 30, 2007, as amended).

Exhibit	Description
2	Tender Agreement dated as of November 15, 2007 among Pfizer Inc., Venrock Associates, Thomas, McNerney & Partners, L.P., Robert Bratzler and Arthur Krieg (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on November 30, 2007, as amended).

3	Offer to Purchase dated as of November 30, 2007 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on November 30, 2007, as amended).

4	Form of Letter of Transmittal dated as of November 30, 2007 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Pfizer Inc. with the Securities and Exchange Commission on November 30, 2007, as amended).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I Certify that the information set forth in this statement is true, complete and correct.

PFIZER INC.

By:	/s/ Susan Grant

Name: Susan Grant
Title: Assistant Secretary

Date:	January 4, 2008

CORVETTE ACQUISITION CORP.

By:	/s/ Lawrence R. Miller

Name: Lawrence R. Miller
Title: Vice President

Date:	January 4, 2008

PFIZER VACCINES LLC

By:	/s/ Martin Teicher

Name: Martin Teicher
Title: Vice President

Date:	January 4, 2008
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)